UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No. )*

LIPIDVIRO TECH, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53630T 301

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite #205

Salt Lake City, Utah 84111

 (801) 363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jenson Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,956 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,956 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,956(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7% (2)

14	TYPE OF REPORTING PERSON (see instructions) CO

(1)    226,823 shares are held in the name of Jenson Services, Inc. and 124,133 of these shares are held by Duane S. Jenson who is the sole director and shareholder of Jenson Services, Inc.

(2)

Based on the 1,875,000 shares of Common Stock of the Issuer issued as of April 22, 2014.

CUSIP No. 53630T 30 1 13D Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Duane S. Jenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,956 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,956 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,956 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    226,823 shares are held in the name of Jenson Services, Inc. and 124,133 of these shares are held by Duane S. Jenson who is the sole director and shareholder of Jenson Services, Inc.

(2)

Based on the 1,875,000 shares of Common Stock of the Issuer issued as of April 22, 2014.

CUSIP No. 53630T 30 1 13D Page 4 of 5 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of LIPIDVIRO TECH, INC., a Nevada corporation (the “Issuer”), with its principal executive offices at 4685 S. Highland Drive, Suite #202, Salt Lake City, Utah 84117.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed by Jenson Services, Inc. and Duane S. Jenson (the “Reporting Persons”).

(b)  The principal business address of Jenson Services, Inc. and Duane S. Jenson is 4685 S. Highland Drive, Suite #202, Salt Lake City, Utah 84117.

(c)  The principal business of Jenson Services, Inc. is business consulting.  The principal occupation of Mr. Jenson is 100% stockholder of Jenson Services, Inc..

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jenson Services, Inc. is incorporated in the state of Utah.  Mr. Jenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On April 22, 2014, Jenson Services, Inc. received 226,823 shares for conversion of $32,282 in debt. Mr. Jenson owned prior to this transaction 124,133 shares.

Item 4.	Purpose of Transaction

See Item 3.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, Jenson Services, Inc. and Duane S. Jenson are the beneficial owners of 350,956 shares of Common Stock, representing approximately 18.7% of the shares of outstanding Common Stock of the Issuer (based on the 1,875,000 shares of Common Stock of the Issuer issued as of April 22 2014.

(b)  Each Jenson Services, Inc. and Duane S. Jenson has the shared power to vote and dispose of the 350,956 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

(c)  None.

(d)  None; not applicable.

(e)  Not applicable.

CUSIP No. 53630T 30 1 13D Page 5 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 3 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014
JENSON SERVICES, INC.
	By:	/s/ Duane S. Jenson
Name: Duane S. Jenson
Title: Director and sole stockholder

DUANE S. JENSON
/s/ Duane S. Jenson
Duane S. Jenson